File number 82~~-524~~

RECEIVED
2005 JAN 25 A 11:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

82-34640

Securities and Exchange Commission
Office of International Corporate Finar
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

05005378

13 January 2005

SUPPL

Dear Sir

Friends Provident plc - File number ~~82-524~~

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

30 Nov 2004	Securitisation Announced
3 Dec 2004	Statement re Draft Legislation
7 Dec 2004	Treasury Stock
10 Dec 2004	Treasury Stock
10 Dec 2004	Securitisation issue
23 Dec 2004	Holding in company
7 Jan 2005	Treasury Stock
12 Jan 2005	Issue of Equity

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

PROCESSED
JAN 27 2005
THOMSON FINANCIAL

Enc.

dlw 1/27

Regulatory Announcement

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Company	Friends Provident PLC
TIDM	FP.
Headline	Issue of Equity
Released	07:00 12-Jan-05
Number	2691H

Friends Provident plc

12 January 2005

Completion of the acquisition by Friends Provident of Lombard

Friends Provident plc ("Friends Provident") announces that yesterday it completed the acquisition of Lombard International Assurance SA ("Lombard").

Under the terms of the acquisition, Friends Provident has made an initial payment to Lombard's shareholders of €265 million. This initial payment comprises €255 million (£178 million), which has been satisfied through the issue of 113,477,763 new ordinary shares in Friends Provident to Lombard's shareholders. The remainder has in part been satisfied by the payment of fees paid to the advisers of Lombard's shareholders and in part will be satisfied by a further issue of 389,414 ordinary shares in Friends Provident to a minority shareholder in Lombard, which will be made at a later date following the completion of certain outstanding formalities.

It is expected that the 113,477,763 new ordinary shares in Friends Provident will be admitted to the Official List of the UK Listing Authority and that dealings in the new ordinary shares will commence at 8.00 a.m. on 12 January 2005.

Enquiries:
Gordon Ellis
Group Secretary
Friends Provident plc
Tel. No. 01306 654 802

Note

1. The total issued ordinary share capital of Friends Provident is now 2,102,373,431 ordinary shares, of which 45,176,646 ordinary shares are held in Treasury.
2. The number of new ordinary shares issued has been determined using an average €/£ exchange rate of 1.4317 over the two business days prior to 11 January 2005 and an average Friends Provident share price of 157 pence per share over the 20 business days prior to 11 January 2005.

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	16:32 07-Jan-05
Number	PRNUK-0701

Treasury Shares

7 January 2005

Friends Provident plc announces the transfer of 418,143 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme.

At the same time, the Company transferred 23,181 treasury shares to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.56 per share for the December 2004 contribution. The Company has received notification from A R G Gunn, K Satchell and B W Sweetland, as executive directors of the Company, that of the 23,181 shares acquired by the Trustees, they have each acquired 80 shares through the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 1,988,895,668 ordinary shares of 10p each of which 45,176,648 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Brian Sweetland, Director 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Holding(s) in Company
Released	10:19 23-Dec-04
Number	PRNUK-2312

Treasury Shares

23 December 2004

Friends Provident plc announces that following the transfer of 4,961 treasury shares from the Treasury Shares Account to an option holder of the Friends Provident plc Share Save Scheme, the issued share capital of the Company is 1,988,895,668 ordinary shares of 10p each of which 45,617,972 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

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Company	Friends Provident PLC
TIDM	FP.
Headline	Securitisation Issue
Released	13:08 10-Dec-04
Number	2788G

10 December 2004

Friends Provident plc successfully launches and prices securitisation

Friends Provident plc has today announced that Friends Provident Life and Pensions Limited has successfully launched and priced its debut securitisation of the cash flows expected to emerge from a book of life business, raising £380m of high quality core regulatory capital.

The total cost of funds for Friends Provident is approximately 5.5% per annum. The issue was substantially over subscribed by a broad base of institutional investors.

Philip Moore, Group Finance Director, Friends Provident plc said:

"We are very pleased with the way this transaction has been received by investors. We believe this is a landmark transaction for the life industry and that this form of capital raising will become more commonplace in future, allowing life companies to fund business growth more cost efficiently."

Notes to editors:

The notes are rated AAA/Aaa and will benefit from a financial guarantee provided by Ambac Assurance UK. Barclays Capital was the appointed as Structuring Advisor and Sole Lead Manager.

- Ends -

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	12:15 10-Dec-04
Number	PRNUK-1012

Treasury Shares

10 December 2004

Friends Provident plc announces that following the transfer of 6,399 treasury shares from the Treasury Shares Account to an option holder of the Friends Provident plc Share Save Scheme, the issued share capital of the Company is 1,988,895,668 ordinary shares of 10p each of which 45,622,933 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	14:33 07-Dec-04
Number	PRNUK-0712

Treasury Shares

7 December 2004

Friends Provident plc announces the transfer of 23,158 treasury shares to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.558 per share to satisfy its obligation to issue shares to SIP participants in November 2004. The Company has received notification from G K Aslet, AR G Gunn, K Satchell and BW Sweetland, as executive directors of the Company, that of the 23,158 shares acquired by the Trustees, they have each acquired 80 shares through the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 1,988,895,668 ordinary shares of 10p each of which 45,629,332 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

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Company	Friends Provident PLC
TIDM	FP.
Headline	Stmnt re Draft Legislation
Released	13:57 03-Dec-04
Number	0086G

RNS Number:0086G
Friends Provident PLC
03 December 2004

Friends Provident plc

Following the announcement by the Inland Revenue of draft legislation and regulations affecting Life Companies from 1 January 2005, the proposed changes are not expected to increase the FP Group tax charge on an Achieved Profit or Statutory Accounts basis. There is, therefore, not expected to be any impact on the Group's profits or embedded value as a consequence of these draft proposals.

- Ends -

For further information, please contact:

Nick Boakes	Friends Provident plc	020 7760 3132
Sarah Kemish	Friends Provident plc	020 7760 3132
Ben Woodford/ Sarah Landgrebe	Bell Pottinger	020 7861 3232

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Friends Provident PLC
TIDM	FP.
Headline	Securitisation Announced
Released	07:00 30-Nov-04
Number	7929F

RNS Number:7929F
Friends Provident PLC
30 November 2004

Friends Provident plc announces securitisation

Friends Provident plc has today announced the intention of Friends Provident Life and Pensions Limited to raise up to £380 million of core regulatory capital in the form of floating rate notes through a securitisation of the cash flows expected to emerge from a book of life insurance policies. The transaction has the effect of enabling Friends Provident to recycle capital invested in existing policies to support growth in new business. This is a highly effective method of raising capital used successfully in the banking industry.

The notes will be rated AAA/Aaa and will benefit from a financial guarantee provided by Ambac Assurance UK. They will be targeted at institutional investors in the sterling market and will be launched following a roadshow, subject to market conditions. Barclays Capital has been appointed as Structuring Advisor and Sole Lead Manager.

Both policyholders and shareholders will benefit from the further strengthening of the company's capital position and a reduction in risk. The existing stop-loss reinsurance agreement will be cancelled and the future profits implicit item materially reduced as a result of this transaction. The credit rating agencies, Standard & Poor's and Moody's, have indicated that the transaction will be viewed positively and is supportive of Friends Provident's existing ratings.

The base case cash flows estimated for the purposes of the proposed transaction reflect a prudent increase in the allowance for improvements in annuitant longevity to mid-way between medium and long cohort (per the December 2002 Continuing Mortality Investigation Bureau analysis) in the statutory valuation basis and recent persistency experience. These adjustments are likely to be adopted at the end of December 2004 and, taken in isolation, could reduce shareholders' embedded value and statutory net assets by about £30 million, equivalent to about 1.5 pence per share.

- Ends -

For further information, please contact:

Nick Boakes	Friends Provident plc	020 7760 3130
Sarah Kemish	Friends Provident plc	020 7760 3132
Ben Woodford	Bell Pottinger	020 7861 3817
Michele Reid	Barclays Capital	020 7773 3425

Issued on behalf of Friends Provident Life and Pensions Limited.

Notes to Editors

About Friends Provident

- One of the UK's leading financial services groups

  A FTSE 100 company with market capitalisation around £3.0 billion (as at 30 November 2004)

  Comprising two core businesses (Friends Provident Life and Pensions Limited and 51% ownership of F&C Asset Management plc) a top ten life and pensions player and a top five UK asset manager

- Financially strong

  Financial strength credit ratings categorised 'strong' with outlook 'stable' (Standard & Poor's A+, Moody's A2)

  Risk Capital Margin covered over five times (30 June 2004)

  Free Asset Ratio 9.7% (30 June 2004)

- Fast-growing

  Market share (UK life and pensions) increased more than 25% in 2003

  Since listing in 2001 our asset management business has grown four fold and has Pan-European growth prospects

- Renowned ethical heritage

  Founded by Quakers in 1832 to address social needs

  Pioneered linking investments with ethical principles (Stewardship, 1984; Responsible Engagement Overlay - reo(R) - 2000)

- Leading-edge systems

  Single-platform system capable of accommodating high volumes, cost effectively

  Automated interface with back-office IFA and third party systems

  Won a number of awards for E-commerce

- Emphasis on service

  Five Star service award for Life and Pensions - the highest of any UK listed life and pensions company - and for E-commerce (source: 2004 Financial Adviser Practiv Service Awards)

  Member of the Raising Standards Quality Mark Scheme

More 'at a glance' information available at www.friendsprovident.com/fastfacts

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